SCHEDULE 13G

Amendment No. 3

Gold Standard, Inc.
Common Shares
380724302

1.  Sun Valley Gold Company
2.  N/A
3.
4.  Idaho
5.  218,795
6.  0
7.  218,795
8.  0
9.  218,795
10.  N/A
11.  17.2%
12.  Investment Adviser

Item 1.
(a)  Gold Standard, Inc.
(b)  712 Kearns Building, 136 South Main Street,
Salt Lake City, Utah  84101

Item 2.
(a)  Sun Valley Gold Company
(b)  620 Sun Valley Road, P.O. Box 2759, Sun Valley, Idaho  83353
(c)  Idaho corporation
(d)  Common shares
(e)  380724302

Item 3.
(e)  Investment Adviser registered
under section 203 of the
Investment Advisers Act of 1940.

Item 4.
(a)  218,795 common shares.
There is a right to acquire 104,688 of these 218,795 shares.
(b)  17.2%
(c)  (i)  218,795
     (ii)  0
    (iii)  218,795
    (iv)  0

Item 5.
N/A

Item 6.
N/A

Item 7.
N/A

Item 8.
N/A

Item 9.
N/A

Item 10.
Certification

SIGNATURE:

Peter F. Palmedo
President, Sun Valley Gold Company
February 9, 1999